                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.   20549


                               FORM 6-K


    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
               Under the Securities Exchange Act of 1934

                       For the month of July, 2000


                  EXFO Electro-Optical Engineering Inc.
              (Translation of registrant's name into English)

            465 Godin Avenue, Vanier, Quebec, Canada   G1M 3G7
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ___X___                Form 40-F  ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes _______               No  ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 11, 2000, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended May 31, 2000. This Report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for that fiscal quarter.

                                                          FOR IMMEDIATE RELEASE
[LOGO]


EXFO POSTS RECORDS FOR SALES AND NET INCOME IN THIRD QUARTER


QUEBEC CITY, CANADA, July 11, 2000--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today records for sales and net income for the third quarter ended May 31, 2000.


Sales increased 78% to US$19.4 million for the third quarter of 2000 from US$10.9 for the same period in fiscal 1999, and 11% from US$17.4 million in the second quarter of 2000.

Net income increased 69% to US$2.75 million, or $0.07 per share, for the third quarter of 2000 from US$1.62 million, or $0.04 per share, for the same period in fiscal 1999, and 14% from US$2.41 million, or $0.06 per share, in the previous quarter of 2000.


"We are pleased to announce that this quarter marks another period of records for sales and net income for EXFO," said Germain Lamonde, chairman, president, and chief executive officer of EXFO. "As we enter our life as a public company, we will strive to increase shareholder value by focusing our development activities on dense wavelength division multiplexing (DWDM) test and measurement solutions, by increasing our production capacity to meet customer demand, and by pursuing strategic opportunities that complement our product offering."



EXFO introduced several new products during the third quarter including a single-slot optical time domain reflectometer platform and related test modules, an optical spectrum analyzer for the FTB-300 Universal Test System and IQ-200 Optical Test System platforms, a second-generation remote fiber test system for network monitoring, a DWDM passive component test system for optical components and value-added optical modules, and a tunable laser source for DWDM testing.


"New products are the lifeblood of our company," Lamonde added. "Our goal is to support the latest technological developments in the fiber-optic industry with high-performance and reliable test, measurement, and monitoring solutions."

Selling and administrative expenses amounted to US$6.5 million, or 33.7% of revenues, for the third quarter compared to US$5.8 million, or 33.4% of revenues, in the previous quarter and US$3.5 million, or 31.7% of revenues, in the third quarter of fiscal 1999. The increase is mainly due to the increase in personnel and commissions on higher sales volume.


Gross research and development expenses for the third quarter amounted to US$2.2 million compared to US$1.6 million in the third quarter of fiscal 1999. This increase in gross R&D expenses is mainly due to the hiring of research engineers. However, as a percentage of revenues, gross R&D expenses dropped from 15.3% in the second quarter of fiscal 2000 to 11.6% in the third quarter. This temporary decrease is primarily due to a lower consumption of materials and less outsourcing and consulting directly related to the nature of projects and to their development phase.


The replay of EXFO's third quarter conference call can be accessed after 7:30 p.m. (Eastern time) July 11, 2000 until midnight (Eastern time) July 18. The replay numbers are (800) 408-3053 or (416) 695-5800. The password for both numbers is 514995.

ABOUT EXFO

EXFO is a leading designer, manufacturer, and marketer of fiber-optic test, measurement, and monitoring instruments for the telecommunications industry.

EXFO develops products mainly for two markets. Its Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. Its Scientific Division designs an extensive line of more sophisticated and higher performance instruments for manufacturers of optical components, value-added optical modules, and optical networking systems, as well as for research and development markets.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.


                                      -30-


For more information:

Mike Lamanna                                         Maryse Imbeault
Manager, Investor Relations                          Director, Communications
(418) 683-0211                                       (418) 683-0211
MICHAEL.LAMANNA@EXFO.COM                             MARYSE.IMBEAULT@EXFO.COM

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.


RESULTS OF OPERATIONS


The following discussion and analysis of the Company's results of operations and liquidity and capital resources should be read in conjunction with our consolidated financial statements and the related notes thereto. The consolidated financial statements have been prepared in accordance with Canadian GAAP, Generally Accepted Accounting Principles ("GAAP") in Canada, which conform in all material respects with U.S. GAAP except as disclosed in Note 9 to the consolidated financial statements.


Nine months ended May 31, 2000 compared to nine months ended May 31, 1999

SALES

Sales increased 63.7% from $29.6 million for the nine months ended May 31,1999 to $48.5 million for the nine months ended May 31, 2000. This growth was due to higher demand for all products, especially in our scientific products.

GROSS MARGIN


Gross margin increased from 63.7% of sales for the nine months ended May 31, 1999 to 65.1% of sales for the nine months ended May 31, 2000. The improvement of the gross margin resulted primarily from a mix of higher margin product sales.


SELLING AND ADMINISTRATIVE

Selling and administrative expenses increased to $16.5 million during the nine months ended May 31, 2000 compared to $9.4 million for the corresponding period in 1999, an increase of 74.9%. As a percentage of sales, selling and administrative expenses amounted to 34.0% for the nine months ended May 31, 2000 compared to 31.8% for the nine months ended May 31, 1999. The $7.1 million increase in selling and administrative expenses reflects the hiring of additional sales, marketing and administrative personnel, commissions on higher sales volume and the structuring as a public company.

RESEARCH AND DEVELOPMENT


Gross research and development expenses were $6.9 million for the nine months ended May 31, 2000 compared to $4.4 million for the corresponding period in 1999, an increase of 57.6 %. As a percentage of sales, gross research and development expenses amounted to 14.3 % for the nine months ended May 31, 2000 compared to 14.9 % for the corresponding period in 1999. This $2.5 million increase in gross research and development expenses reflects the hiring of additional research and development personnel and the outsourcing of non-critical sections of research and development projects.

Tax credits and grants earned from Federal and Provincial governments for our research and development activities increased 57,8% to $2.5 million for the nine months ended May 31, 2000 compared to $1.6 million for the corresponding period in 1999. A major part of this last increase is due to the hiring of additional research and development personnel. Research and development tax credits and grants as a percentage of gross research and development expenses amounted to 35.4% for the nine months ended May 31, 2000 compared to 35.3% for the corresponding period in 1999.

Consequently, net research and development expenses increased 57.5%, from $2.8 million for the nine months ended May 31, 1999 to $4.5 million for the corresponding period in 2000. As a percentage of sales, net research and development expenses amounted to 9.2 % for the nine months ended May 31, 2000 compared to 9.6 % for the nine months ended May 31, 1999.

THREE MONTHS ENDED MAY 31, 2000 COMPARED TO THREE MONTHS ENDED MAY 31, 1999

SALES

Sales for the third quarter increased 77.8% from $10.9 million for the three months ended May 31,1999 to $19.4 million for the three months ended May 31, 2000. This growth was due to higher demand for all products, especially in our scientific products.

GROSS MARGIN


For the quarter ended May 31, 2000, the gross margin represents 62.2% of sales, compared to 65.6% for the corresponding period in 1999. This decrease is mainly due to the lower margins on the variety of products sold in the last quarter, volume discounts on large orders and higher raw material costs. Furthermore, certain fixed production costs have increased to expand our production capacity and to meet the demand for our products.


SELLING AND ADMINISTRATIVE


Selling and administrative expenses increased from $3.5 million for the quarter ended May 31 1999, to $6.5 million for the quarter ended May 31,2000, an increase of 89.0 %. As a percentage of sales, selling and administrative expenses amounted to 33.7% for the three months ended May 31, 2000 compared to 31.7% for the three months ended May 31, 1999. The $3.0 million increase for the third quarter of 2000 is mainly due to the increase in personnel and commissions on higher sales volume.


RESEARCH AND DEVELOPMENT

For the three months ended May 31, 2000, gross research and development expenses amounted to $2.2 million compared to $1.6 million for the corresponding quarter in 1999, an increase of 41.3%. As a percentage of sales, gross research and development expenses amounted to 11.6 % for the quarter ended May 31, 2000 compared to 14.5 % for the corresponding period in 1999. This decrease is mainly due to a lower consumption of materials, outsourcing, and consulting directly related to the nature of our projects and to their development phase.


Tax credits and grants earned from Federal and Provincial governments for our research and development activities increased 84,7% from $0.5 million for the quarter ended May 31, 1999 to $1.0 million for the quarter ended May 31, 2000. Research and development tax credits and grants as a percentage of gross research and development expenses amounted to 43.6% for the quarter ended May 31, 2000 compared to 33.4% for the corresponding period in 1999. This ratio is mainly influenced by the eligibility of our research and development activities or projects for government aid.


Consequently, net research and development expenses increased 19.6 %, from $1.1 million for the three months ended May 31, 1999 to $1.3 million for the corresponding period in 2000. As a percentage of sales, net research and development expenses have decreased from 9.7 % for the quarter ended May 31, 1999 to 6.5 % for the corresponding quarter in 2000.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES


Since our inception, we have financed operations and met our capital expenditure requirements primarily through cash flows from our operations, bank advances, research and development tax credits and government grants. Cash consumed by operating activities during the first nine months of 2000 was $2,513,000, reflecting the large increase in accounts receivables and inventories. The increase in accounts receivable reflect higher volume of sales. Increased levels of inventories were required to service this growth in sales as well as expected growth in future sales.


FINANCING ACTIVITIES

For the nine months ended May 31, 2000 cash from financing activities was $5,994,000 from $133,000 in the comparable period of 1999. This is primarily due to an increase in bank advances, which increased, from $484,000 in 1999 to $6,548,000 in 2000. This substantial increase is due in part to the acquisition of Nortech Fibronic Inc., for which we used approximately $2.1 million under our operating loan facility. The balance of the increase results form advances drawn under our available lines of credit in order to finance working capital requirements, namely inventories and accounts receivable.

On May 15, 2000, 483,196 Class F shares were issued under outstanding subscription agreements for a cash consideration of Cdn$537,000 (US$373,000).

INVESTING ACTIVITIES

The acquisition of Nortech Fibronic Inc. and the capital asset expansion for the company's production and research facilities increased the cash used in investing activities to $3,394,000 for the nine months ended May 31, 2000 from $843,000 for the comparable period in 1999. On February 4, 2000, we acquired Nortech Fibronic Inc., for a total consideration of approximately C$4.1 million of which approximately C$3.0 million was paid in cash, C$800,000 of which was paid by the issuance of Class "G" shares of EXFO, which will be converted into preferred shares series 1 prior to the closing of this offering and of which C$200,000 was paid by a non-interest-bearing debenture payable in November 2000.

CASH POSITION

For the nine months ended May 31, 2000, funds used in operations were $348,000.

SUBSEQUENT EVENTS

On June 1, 2000, the company acquired the 85% interest held by its parent company in Gap-Optique S.A. for a consideration equal to its carrying value of $Cdn23, 000. This acquisition has been accounted for in a manner similar to pooling of interests since it occurred been entities under common control.

On June 7, 2000, the company acquired a building for a gross amount of Cdn$4,900,000 (US$3,305,000).

On June 8, 2000, the company filed articles of amendment to eliminate the private-company restrictions.

On June 27, 2000, a dividend of Cdn$26,000,000 (US$17,500,000) was declared to the holders of Class A and Class F shares. The holders of the Class F shares received a cash payment of Cdn$475,000 (US$320,000). Non-interest bearing promissory notes to the holders of Class A shares were issued for an aggregate principal amount of Cdn$25,523,000 (US$17,216,000).

As at June 29, 2000, the company filed articles of amendment pursuant to which:

X The 38,000,000 Class A shares were converted into 38,000,000 multiple voting shares;

X The 707,264 Class F shares were converted into 707,264 subordinate voting shares;

X The 800,000 Class G shares were converted into 800,000 preferred shares, Series 1.

STOCK-OPTION PLAN

On May 25, 2000 the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

As of June 27, 2000 the company had granted options to purchase a total of 609,734 subordinate voting shares at the initial public offering price with a vesting period of up to five years following the date of the grant. Following this grant, there will be 3,861,227 options available for future grants under the plan.

INITIAL PUBLIC OFFERING

Under the terms of a purchase agreement dated June 29, 2000, the company agreed to issue 7,000,000 subordinate voting shares for a total of US$182,000,000. The net proceeds of this issue are estimated at US$168,260,000, net of the underwriting commission and the estimated issue expenses amounting to US$13,740,000.


On July 6, 2000, under the terms of the purchase agreement, the company issued upon the request of the underwriters 1,050,000 subordinate voting shares totalling US $27,300,000 less the underwriting commission of US $1,911,000.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET
                         (in thousands of U.S. dollars)


                                                            AS AT            AS AT
                                                      AUGUST 31, 1999     MAY 31, 2000
                                                      ---------------     ------------
                                                                          (unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                   $    423          $     75
Short-term investments                                         1,371                --
Accounts receivable (note 4)                                   9,895            18,027
Income taxes receivable                                          381             1,252
Inventories (note 5)                                           7,591            15,069
Prepaid expenses and deposits                                    475               542
                                                            --------          --------

                                                              20,136            34,965

DEFERRED SHARE ISSUE EXPENSES (note 10)                           --               792
CAPITAL ASSETS                                                 2,639             4,638
GOODWILL AND OTHER ASSETS                                         65             2,410
                                                            --------          --------

                                                            $ 22,840          $ 42,805
                                                            --------          --------
                                                            --------          --------
LIABILITIES
CURRENT LIABILITIES
Bank advances                                               $     --          $  6,756
Accounts payable and accrued liabilities                       5,523            10,656
Dividend payable                                                  51                --
Mandatorily redeemable preferred shares                           --               532
Loan from a company under common control                       1,337             1,330
Deferred revenue                                                 218               362
Current portion of long-term debt                                 --               335
Future income taxes                                              262               126
                                                            --------          --------

                                                               7,391            20,097

DEFERRED REVENUE                                                 109               103
DEFERRED GRANTS                                                  533               813
LONG-TERM DEBT                                                    --               224
FUTURE INCOME TAXES                                              128               279
                                                            --------          --------

                                                               8,161            21,516
                                                            --------          --------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 6)                                            87               479
CUMULATIVE TRANSLATION ADJUSTMENT                                 --              (242)
RETAINED EARNINGS                                             14,592            21,052
                                                            --------          --------

                                                              14,679            21,289
                                                            --------          --------

                                                            $ 22,840          $ 42,805
                                                            --------          --------
                                                            --------          --------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of U.S. dollars, except share and per share data)

                                                  THREE MONTHS     NINE MONTHS   THREE MONTHS   NINE MONTHS
                                                      ENDED           ENDED         ENDED         ENDED
                                                  MAY 31, 1999    MAY 31, 1999  MAY 31, 2000   MAY 31, 2000
                                                  ------------    ------------  ------------   ------------
SALES                                                $ 10,916       $ 29,644       $ 19,411       $ 48,522

COST OF SALES                                           3,753         10,774          7,347         16,956
                                                     --------       --------       --------       --------

GROSS MARGIN                                            7,163         18,870         12,064         31,566
                                                     --------       --------       --------       --------

OPERATING EXPENSES
Selling and administrative                              3,465          9,429          6,549         16,487
Net research and development (note 7)                   1,058          2,849          1,265          4,486
Amortization of capital assets                            212            614            391            981
Amortization of other assets                               11             31             12             33
                                                     --------       --------       --------       --------

TOTAL OPERATING EXPENSES                                4,746         12,923          8,217         21,987
                                                     --------       --------       --------       --------

EARNINGS FROM OPERATIONS                                2,417          5,947          3,847          9,579

Interest expense (income) - net                           (33)           (79)           170            145
Foreign exchange loss (gain)                              102            500           (505)          (389)
                                                     --------       --------       --------       --------

EARNINGS BEFORE INCOME TAXES AND
      AMORTIZATION OF GOODWILL                          2,348          5,526          4,182          9,823

INCOME TAXES                                              725          1,683          1,305          3,192
                                                     --------       --------       --------       --------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                1,623          3,843          2,877          6,631

AMORTIZATION OF GOODWILL                                   --             --            129            171
                                                     --------       --------       --------       --------
                                                     --------       --------       --------       --------

NET EARNINGS FOR THE PERIOD                          $  1,623       $  3,843       $  2,748       $  6,460
                                                     --------       --------       --------       --------

BASIC AND FULLY DILUTED EARNINGS PER SHARE
      Earnings before amortization of
           goodwill                                  $   0.04       $   0.09       $   0.07       $   0.17

      Net earnings                                   $   0.04       $   0.09       $   0.07       $   0.17

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              38,000         38,000         38,707         38,514

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
       INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

              (in thousands of U.S. dollars, except per share data)


                                     THREE MONTHS      NINE MONTHS    THREE MONTHS      NINE MONTHS
                                         ENDED            ENDED           ENDED            ENDED
                                    MAY 31, 1999       MAY 31, 1999    MAY 31, 2000     MAY 31, 2000
                                    ------------       ------------    ------------     ------------
BALANCE - BEGINNING OF PERIOD          $13,924          $12,044          $18,304          $14,592

ADD
Net earnings for the period              1,623            3,843            2,748            6,460
                                       -------          -------          -------          -------

                                        15,547           15,887           21,052           21,052

DEDUCT
Dividend on Class C share                   --              340               --               --
                                       -------          -------          -------          -------

BALANCE - END OF PERIOD                $15,547          $15,547          $21,052          $21,052
                                       -------          -------          -------          -------
                                       -------          -------          -------          -------

DIVIDEND PER CLASS C SHARE             $    --          $   340          $    --          $    --
                                       -------          -------          -------          -------
                                       -------          -------          -------          -------


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
          INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)


                                                                                   NINE MONTHS ENDED MAY 31,
                                                                                  --------------------------
                                                                                   1999               2000
                                                                                   ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period                                                       $ 3,843           $ 6,460
Add (deduct) items not affecting cash and cash equivalents
      Amortization of capital assets                                                  614               981
      Amortization of goodwill and other assets                                        31               204
      Foreign exchange loss                                                            --                 9
      Future income taxes                                                             (66)              108

Change in non-cash operating working capital items
      Accounts receivable                                                          (1,671)           (7,846)
      Income taxes receivable                                                        (571)              (16)
      Inventories                                                                    (842)           (7,275)
      Prepaid expenses and deposits                                                    (8)              (33)
      Accounts payable and accrued liabilities                                       (592)            4,462
      Income taxes payable                                                           (115)               --
      Deferred revenue                                                                251               143
      Deferred grants                                                                 377               290
                                                                                  -------           -------
                                                                                    1,251            (2,513)
                                                                                  -------           -------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                                         484             6,548
Repayment of long-term debt                                                           (10)              (64)
Issuance of share capital                                                              (1)              373
Dividend paid                                                                        (340)              (52)
Deferred share issue expenses                                                          --              (811)
                                                                                  -------           -------
                                                                                      133             5,994
                                                                                  -------           -------

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments                                                                (35)            1,400
Additions to capital and other assets                                                (808)           (2,683)
Business combination, net of cash and cash equivalents acquired (note 3)               --            (2,111)
                                                                                  -------           -------
                                                                                     (843)           (3,394)
                                                                                  -------           -------

CHANGE IN CASH AND CASH EQUIVALENTS                                                   541                87

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                   --              (435)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                     1,262               423
                                                                                  -------           -------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                         $ 1,803           $    75
                                                                                  -------           -------
                                                                                  -------           -------

SUPPLEMENTARY INFORMATION
Interest paid                                                                     $   199           $   342

Income taxes paid                                                                 $ 1,366           $ 2,877


The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)

1     INTERIM FINANCIAL INFORMATION

      The financial information as at May 31, 2000 and for the periods ended May 31, 1999 and 2000 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.


2     CHANGE IN REPORTING CURRENCY

      The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the U.S. dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the periods ended May 31, 1999 are presented in U.S. dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = Cdn$1.4958. The translated amount for monetary and non-monetary items as at August 31, 1999 becomes the historical basis for those items in subsequent periods.

      The financial statements as at May 31, 2000 and for the periods then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenue and expenses are translated at the average exchange rate for the period. All gains and losses from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment during each period result solely from the application of this translation method.


3     BUSINESS COMBINATION

      NORTECH ACQUISITION

      On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at Cdn$4,055,000 (US$2,802,000). The consideration paid consisted of Cdn$3,055,000 (US$2,111,000) in cash, the issuance of 800,000 Class G shares which are mandatorily redeemable, for cash or Class A shares at the option of the company, on November 30, 2000 for an amount of Cdn$800,000 (US$553,000), and a non-interest-bearing debenture in the amount of Cdn$200,000 (US$138,000) due November 30, 2000.

      This acquisition, which has been accounted for using the purchase method, resulted in goodwill amounting to Cdn$3,764,000 (US$2,601,000) based on the following allocation of the purchase price to the identifiable assets acquired and liabilities assumed.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


      Current assets                                                                  $          1,882
      Capital assets                                                                               409
      Future income taxes                                                                          124
                                                                                      ------------------

                                                                                                 2,415
                                                                                      ------------------

      Current liabilities                                                                        1,916
      Long-term debt                                                                               298
                                                                                      ------------------

                                                                                                 2,214
                                                                                      ------------------

      Net identifiable assets acquired                                                             201
      Goodwill                                                                                   2,601
                                                                                      ------------------

      Purchase price                                                                             2,802
      Less: Class G shares issued                                                                  553
      Less: Non-interest-bearing debenture                                                         138
      Less: Cash and cash equivalents acquired                                                       -
                                                                                      ------------------

      Cash paid net of cash and cash equivalents acquired                             $          2,111
                                                                                      ------------------

      The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, February 4, 2000.


4     ACCOUNTS RECEIVABLE

                                                                                         AS AT            AS AT
                                                                                    AUGUST 31, 1999   MAY 31, 2000
                                                                                    ---------------   ------------
      Trade, net of an allowance for doubtful account of $30,000 and $73,000
      respectively                                                                    $ 8,869          $15,353
      Grants receivable                                                                   479              881
      Related parties
           Non-interest-bearing advances to parent company                                 --              787
           Companies under common control                                                  27               50
      Other                                                                               520              956
                                                                                      -------          -------

                                                                                      $ 9,895          $18,027
                                                                                      -------          -------

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


5     INVENTORIES

                         AS AT              AS AT
                    AUGUST 31, 1999      MAY 31, 2000
                    ---------------      ------------
Raw materials             $ 4,005          $ 9,776
Work in progress            1,177            2,065
Finished goods              2,409            3,228
                          -------          -------
                          $ 7,591          $15,069
                          -------          -------


6     SHARE CAPITAL

      On May 15, 2000, 483,196 Class F shares were issued under outstanding subscription agreements for a cash consideration of Cdn$537,000 (US$373,000).


7     NET RESEARCH AND DEVELOPMENT EXPENSES


                                             THREE MONTHS      NINE MONTHS    THREE MONTHS      NINE MONTHS
                                                 ENDED            ENDED           ENDED            ENDED
                                            MAY 31, 1999       MAY 31, 1999    MAY 31, 2000     MAY 31, 2000
                                            ------------       ------------    ------------     ------------

Gross research and development expenses          $1,588          $4,404          $2,244          $6,940
Research and development tax credits                413           1,456             820           2,036
Government grants                                   117              99             159             418
                                                 ------          ------          ------          ------

                                                 $1,058          $2,849          $1,265          $4,486
                                                 ------          ------          ------          ------

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


8     FORWARD EXCHANGE CONTRACTS

      The company is exposed to currency risks as a result of its export sales, substantially all of which are denominated in U.S dollars, of products manufactured in Canada. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at May 31, 2000, the company held contracts to sell U.S. dollars at various forward rates, which are summarized as follows:

                                                                                                             WEIGHTED AVERAGE
                                                                                         CONTRACTUAL           CONTRACTUAL
                                                                                           AMOUNTS             FORWARD RATE
                                                                                      ------------------    -------------------
           June 2000 to May 2001                                                      $          6,300               1.4915
           June 2001 to April 2002                                                               2,100               1.4664


      As at May 31, 2000, these contracts resulted in a deferred unrealized loss amounting to US$105,000.


9 ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP AND DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

      CHANGE IN REPORTING CURRENCY

      On September 1, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

      Under Canadian GAAP, the statements of earnings for the periods ended May 31, 1999 were translated into U.S. dollar using and exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenue and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rates for the three months and the nine months ended May 31, 1999 were US$1.00 = Cdn$1.4687 and Cdn$1.4199 respectively.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

                                                    THREE MONTHS      NINE MONTHS      THREE MONTHS      NINE MONTHS
                                                        ENDED            ENDED            ENDED             ENDED
                                                   MAY 31, 1999       MAY 31, 1999     MAY 31, 2000      MAY 31, 2000
                                                   ------------       ------------     ------------      ------------
      Net earnings for the period in
           accordance with Canadian GAAP               $ 1,623           $ 3,843           $ 2,748           $ 6,460
      Stock-based compensation costs                        (3)               (7)             (144)             (437)
      Change in reporting currency                          74              (205)               --                --
      Unrealized gains (losses) on forward
           exchange contracts                               --               208                87               (71)
      Future income taxes on forward
           exchange contracts                               --               (67)              (33)               27
                                                       -------           -------           -------           -------
      Net earnings for the period in
           accordance with U.S. GAAP                     1,694             3,772             2,658             5,979
      Other comprehensive income (loss)
           Foreign currency translation
                adjustments                                315             1,021              (838)             (242)
           Unrealized holding gains (losses)
                on short-term investments,
                net of related income taxes
                of $23,000                                  --                --                --               (36)
                                                       -------           -------           -------           -------
      Comprehensive income                             $ 2,009           $ 4,793           $ 1,820           $ 5,701
                                                       -------           -------           -------           -------
      Basic and diluted net earnings per
           share in accordance with U.S. GAAP          $  0.04           $  0.09           $  0.07           $  0.16


                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


      Earnings available to common shareholders is reconciled as follows:

                                     THREE MONTHS      NINE MONTHS    THREE MONTHS     NINE MONTHS
                                        ENDED            ENDED           ENDED            ENDED
                                     MAY 31, 1999     MAY 31, 1999     MAY 31, 2000     MAY 31, 2000
                                     ------------     ------------     ------------     ------------
Net earnings for the period           $ 1,694          $ 3,772           $ 2,658          $ 5,979
Dividend on Class C share                  --             (333)               --               --
                                      -------          -------           -------          -------

Earnings available to common
     shareholders                     $ 1,694          $ 3,439           $ 2,658          $ 5,979
                                      -------          -------           -------          -------

      The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                     THREE MONTHS      NINE MONTHS    THREE MONTHS     NINE MONTHS
                                        ENDED            ENDED           ENDED            ENDED
                                     MAY 31, 1999     MAY 31, 1999     MAY 31, 2000     MAY 31, 2000
                                     ------------     ------------     ------------     ------------
Weighted average number of common
     shares outstanding - Basic
     (000's)                               38,000          38,000          38,707          38,514
Conversion of Class G shares                   --              --              45               4
                                           ------          ------          ------          ------

Weighted average number of common
     shares outstanding -Diluted
     (000's)                               38,000          38,000          38,752          38,518
                                           ------          ------          ------          ------

      The number of common shares issuable upon the assumed conversion of the Class G shares has been determined by dividing the paid-in value of the Class G shares by the estimated fair value of the Class A shares as at February 4, 2000 (the date the Class G shares were issued), or $18.00 per Class A share, weighted from the date of issuance of the Class G shares to the end of the period.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


      SHARE CAPITAL

                                                          AS AT            AS AT
                                                     AUGUST 31, 1999    MAY 31, 2000
                                                     ---------------    ------------
      Share capital in accordance with Canadian GAAP          $ 87          $479
      Stock-based compensation costs                            10           447
                                                              ----          ----

      Share capital in accordance with U.S. GAAP              $ 97          $926
                                                              ----          ----


      RETAINED EARNINGS

                                                                    AS AT            AS AT
                                                               AUGUST 31, 1999    MAY 31, 2000
                                                               ---------------    ------------
      Retained earnings in accordance with Canadian GAAP          $ 14,592           $ 21,052
      Forward exchange contracts                                        --                (44)
      Stock-based compensation costs                                   (10)              (447)
      Change in reporting currency
           Current period
                Net earnings                                           (44)                --
                Dividends                                               24                 --
           Cumulative effect of prior periods                        1,036              1,016
                                                                  --------           --------

      Retained earnings in accordance with U.S. GAAP              $ 15,598           $ 21,577
                                                                  --------           --------

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


      ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                               NINE MONTHS
                                                                               YEAR ENDED         ENDED
                                                                            AUGUST 31, 1999    MAY 31, 2000
                                                                            ---------------    ------------
Foreign currency translation adjustments
     Balance - Beginning of period                                             $(1,622)          $(1,016)
     Change during the period                                                      606              (242)
                                                                               -------           -------

     Balance - End of period                                                    (1,016)           (1,258)
                                                                               -------           -------

Unrealized holding gains (losses) on short-term investments, net of income taxes
     Balance - Beginning of period                                                  --                36
     Unrealized gains arising during the period                                     36                --
     Reclassification adjustment for amounts included in net earnings               --               (36)
                                                                               -------           -------

     Balance - End of period                                                        36                --
                                                                               -------           -------

Accumulated other comprehensive loss                                           $  (980)          $(1,258)
                                                                               -------           -------

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


BALANCE SHEET

                                                  AS AT                   AS AT
                                              AUGUST 31, 1999        MAY 31, 2000
                                              ---------------        ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                         $    423           $     75
Accounts receivable                                  9,895             17,956
Inventories                                          7,591             15,069
Other current assets                                 2,286              1,794
                                                  --------           --------
                                                    20,195             34,894
DEFERRED SHARE ISSUE EXPENSES                           --                792
CAPITAL ASSETS                                       2,639              4,638
GOODWILL AND OTHER ASSETS                               65              2,410
                                                  --------           --------
                                                  $ 22,899           $ 42,734
                                                  --------           --------
LIABILITIES
CURRENT LIABILITIES
Bank advances                                     $     --           $  6,756
Accounts payable and accrued liabilities             5,523             10,656
Other current liabilities                            1,891              2,658
                                                  --------           --------
                                                     7,414             20,070

LONG-TERM LIABILITIES                                  770              1,419
                                                  --------           --------
                                                     8,184             21,489
                                                  --------           --------
SHAREHOLDERS' EQUITY
SHARE CAPITAL                                           97                926
ACCUMULATED OTHER COMPREHENSIVE LOSS                  (980)            (1,258)
RETAINED EARNINGS                                   15,598             21,577
                                                                     --------
                                                    14,715             21,245
                                                  --------           --------
                                                  $ 22,899           $ 42,734
                                                  --------           --------

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)

      STATEMENTS OF CASH FLOWS

      For the nine months ended May 31, 1999 and 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.


10    SUBSEQUENT EVENTS

      REORGANIZATION

      On June 1, 2000, the company acquired the 85% interest held by its parent company in Gap-Optique S.A. for a consideration equal to its carrying value of Cdn$23,000. This acquisition has been accounted for in a manner similar to a pooling of interests since it occurred between entities under common control.

      On June 7, 2000, the company acquired a building for a gross amount of Cdn$4,900,000 (US$3,305,000).

      On June 8, 2000, the company filed articles of amendment to eliminate the private-company restrictions.

      On June 27, 2000, a dividend of Cdn$26,000,000 (US$17,500,000) was declared to the holders of Class A and Class F shares. The holders of Class F shares received a cash payment of Cdn$475,000 (US$320,000). Non-interest bearing promissory notes to the holders of Class A shares were issued for an aggregate principal amount of Cdn$25,523,000 (US$17,216,000).

      On June 29, 2000, the company filed articles of amendment pursuant to which:

      - the 38,000,000 Class A shares were converted into 38,000,000 multiple voting shares;

      - the 707,264 Class F shares were converted into 707,264 subordinate voting shares;

      - the 800,000 Class G shares were converted into 800,000 preferred shares, Series 1.

      STOCK OPTION PLAN

      On May 25, 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

      All options granted under the plan may be exercised within a maximum period of ten years following the grant date of the options. The Board of Directors will designate the recipients of options and determine the number of subordinate voting shares covered by each of these options, the date of vesting of each option, the exercise price of each option, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the subordinate voting shares may be purchased under the plan will not be lower than the highest of the closing prices of the subordinate voting shares on the stock exchanges where the subordinate voting shares are listed at the date of grant.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (tabular amounts in thousands of U.S. dollars, except share and per share data as otherwise noted)


      The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The Board of Directors may accelerate the vesting of any or all outstanding options of any or all optionees upon the occurrence of a change of control.

      As of June 27, 2000, the company had granted options to purchase a total of 609,734 subordinate voting shares at the initial public offering price with a vesting period of up to five years following the date of the grant. Following this grant, there will be 3,861,227 options available for future grants under the plan.

      INITIAL PUBLIC OFFERING

      Under the terms of a purchase agreement dated June 29, 2000, the company agreed to issue 7,000,000 subordinate voting shares for a total of US$182,000,000. The net proceeds of this issue are estimated at US$168,260,000, net of the underwriting commission and the estimated issue expenses amounting to US$13,740,000.

      On July 6, 2000, under the terms of the purchase agreement, the company issued upon the request of the underwriters, 1,050,000 subordinate voting shares totalling US$27,300,000 less the underwriting commission of US$1,911,000.

                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                    By: "/s/  [Pierre Plamondon]"
                                        Name:  Pierre Plamondon
                                        Title: Vice President Finances
                                               and Chief Financial Officer


Date:  July 11, 2000